UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 17, 2012

Commission File Number: 001-35158

PHOENIX NEW MEDIA LIMITED

Sinolight Plaza, Floor 16

No. 4 Qiyang Road

Wangjing, Chaoyang District

Beijing, 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Results of Annual Shareholders Meeting

Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) held its annual general meeting of shareholders in Hong Kong on August 16, 2012 (Hong Kong time).

At the meeting, shareholders resolved to re-elect the director Daguang He, who had retired by rotation. In addition, shareholders resolved to refresh the total number of shares which may be issued upon exercise of all options to be granted under its 2008 Share Option Plan and any other share option schemes of the Company (the “Limit”), thereby increasing the Limit by 31,410,107 class A ordinary shares of the Company. Shareholders also approved all of the other four resolutions presented to them at the meeting. For more details information regarding these resolutions, please review the Notice of Annual General Meeting posted at http://ir.ifeng.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOENIX NEW MEDIA LIMITED

By:	/s/ Qianli LIU
Name:	Qianli LIU
Title:	Chief Financial Officer

Date: August 17, 2012

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